SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 1, 2002

THE PROGRESSIVE CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-9518	34-0963169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6300 Wilson Mills Road, Mayfield Village, Ohio	44143
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 440-461-5000

Not Applicable

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

FORM 8-K
    Item 5. Other Events and Regulation FD Disclosure.
    Item 9. Regulation FD Disclosure.
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1 Certificate of CEO
Exhibit 99.2 Certificate of CFO

Item 5. **Other Events and Regulation FD Disclosure.**

Commencing November 5, 2002, The Progressive Corporation ("Progressive" or the "Company") is expecting to implement a blackout on trading (the "Blackout") in the Company's Retirement Security Program, which includes the Company's 401(k) plan that is available to most employees (collectively, the "Plan"). The Blackout is an administrative requirement made necessary due to the changing of the Plan's trustee and the record-keeper to a new third-party provider. The Blackout is anticipated to last approximately two (2) weeks, although this time period may be extended if the procedures for changing to the new provider take longer than currently anticipated.

During the Blackout, participants in the Plan will be prohibited from changing investment elections and from moving funds between the Plan's investment alternatives. This will include a prohibition against moving funds into or out of the Progressive Stock Fund, which invests primarily in the Company's stock. (Participants in the Plan are not required to invest any of their own contributions or the Company's matching contributions in the Progressive Stock Fund.) Normal bi-weekly contributions and company matching contributions will continue to be made into Plan investments, including the Progressive Stock Fund, according to each participant's existing investment elections. Participants were notified of the Blackout during the weeks leading up to the Blackout, and were provided guidance on how to take any investment actions that they deemed appropriate prior to the Blackout going into effect.

In view of the Blackout affecting participants under the Plan, Progressive's Board of Directors has also directed that, commencing November 5, 2002, all Directors and Executive Officers of the Company shall refrain from transactions in the Company's stock both inside and outside the Plan (other than transactions that may be made automatically under an individual's pre-existing elections) so long as the Blackout remains in effect. Directors and Executive Officers were provided with advance notice of this limitation. When the Blackout is lifted and the participants' ability to trade under the Plan is restored, this limitation applicable to Directors and Executive Officers will automatically terminate.

Item 9. **Regulation FD Disclosure.**

On November 1, 2002, each of the Principal Executive Officer, Glenn M. Renwick, and the Principal Financial Officer, W. Thomas Forrester, of the Company made certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, accompanying Progressive's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. A copy of each of these certifications is attached hereto as an Exhibit.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 1, 2002


THE PROGRESSIVE CORPORATION

By: /s/ W. Thomas Forrester
Name: W. Thomas Forrester
Title: Vice President and Chief
      Financial Officer


EXHIBIT INDEX

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description
99	99.1	Certification of the Principal Executive Officer, Glenn M. Renwick, of The Progressive Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99	99.2	Certification of the Principal Financial Officer, W. Thomas Forrester, of The Progressive Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002